UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           DIAMETRICS MEDICAL, INC.
                           -----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   252532 10 6
                                  ------------
                                 (CUSIP Number)


                                  May 12, 2003
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 2 of 12 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Momentum Fund, L.P. (the "Momentum Fund")    EIN:03-0021366
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    [ ]
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 3,188,141
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             3,188,141
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,188,141
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 3 of 12 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Momentum Fund III, L.P. (the "Momentum Fund III")
                                                                EIN: 32-0056070
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 3,188,141
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             3,188,141
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,188,141
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 4 of 12 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Focus Fund, L.P. (the "Focus Fund")        EIN:  45-0495231
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 3,188,141
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             3,188,141
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,188,141
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 5 of 12 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Advisory Group, LLC ("MAG")                  EIN: 300021359
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 3,188,141, all of which are held by the Momentum
                             Fund, Focus Fund and Momentum Fund III
                             (collectively, the "Funds"). MAG is the general
                             partner of Funds.
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             3,188,141, all of which are held by the Funds. MAG is the general partner of each of the Funds.
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,188,141
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 6 of 12 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            David F. Firestone
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 3,188,141, all of which are held by the Funds.
                             David F. Firestone is Managing Member of MAG.
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             3,188,141, all of which are held by the Funds. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,188,141
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

Item 1.  Issuer.

     (a) The name of the issuer is Diametrics Medical, Inc. (the "Issuer").

     (b) The address of the Issuer's principal executive office is 2658 Patton Road, Roseville, MN 55113.

Item 2.  Reporting Person and Security.

     (a) The Funds are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC, a California limited liability company. David F. Firestone is Managing Member of Mercator Advisory Group, LLC.

     (b) The business address of each of the Funds, Mercator Advisory Group, LLC, and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071.

     (c) Each of the Funds is a California limited partnership. Mercator Advisory Group, LLC, its general partner, is a California limited liability company.

     (d) The title of the class of securities to which this statement relates is the common stock, of the Issuer (the "Common Stock").

     (e) The CUSIP number is 252532-10-6.

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer  registered under Section 15 of the Act (15 U.S.C.
78o).

     (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An   investment    adviser   in   accordance   with   Section
240.13d-1(b)(1)(ii)(E).

     (f) [ ] An employee  benefit  plan or  endowment  fund in  accordance  with
Section 240.13d-1(b)(1)(ii)(F).

     (g) [ ] A parent  holding  company or  control  person in  accordance  with
Section 240.13d-1(b)(1)(ii)(G).


                               Page 7 of 12 Pages

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     Not Applicable.

Item 4.  Ownership.

     On May 12, 2003 pursuant to a Subscription Agreement (the "Subscription Agreement") the Funds purchased from the Issuer 15,000 shares of the Issuer's Series E Convertible Preferred Stock at $100.00 per share (the "Series E
Stock"). The Funds also received warrants to purchase shares of the Issuer's common stock ("Warrants"). The Series E Stock may be converted at any time into shares of common stock at a price which is equal to 88% of the volume weighted average trading price of the common stock for the five consecutive trading days immediately preceding the conversion date; provided, however, that in no event shall the conversion price be less than $0.35 per share or exceed $0.75 per share. For purposes of this filing, the Funds have used the conversion price of $0.35 per share. Assuming all 15,000 shares of the Series E Stock were converted, the Funds would receive 4,285,715 shares of the Issuer's common stock.

     The Funds also received Warrants to acquire up to a total of 735,000 shares of the Issuer's common stock. If the Funds were to convert all of the Series E Stock and exercise all of the Warrants they would collectively own 5,020,715 shares of the Issuer's common stock; however, pursuant to the terms of the Subscription Agreement, the number of shares of the Issuer's common stock issuable upon conversion of the Series E Stock and exercise of the Warrants is limited so that such conversion and exercise shall in no event equal more than 9.99% or 3,188,141 shares of the Issuer's common stock.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

     Not Applicable.

                               Page 8 of 12 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     If a parent holding company or control person has filed this Schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this Schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

     Not Applicable.

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not Applicable.

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 9 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 27, 2003                     MERCATOR MOMENTUM FUND, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: May 27, 2003                     MERCATOR MOMENTUM FUND III, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: May 27, 2003                     MERCATOR FOCUS FUND, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: May 27, 2003                    MERCATOR ADVISORY GROUP, LLC



                                       By: /s/ David F. Firestone
                                           _____________________________________
                                           David F. Firestone, Managing Member


Date: May 27, 2003                     /s/ David F. Firestone
                                       _________________________________________
                                       David F. Firestone




                               Page 10 of 12 Pages

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing















































                               Page 11 of 12 Pages

                                    EXHIBIT A
                                    ---------

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G, dated May 27, 2003, containing the information required by Schedule 13G, for the shares of common stock issuable upon the conversion of certain Series E Stock and the exercise of certain Warrants of Diametrics Medical, Inc. held by Mercator Momentum Fund, L.P., Mercator Focus Fund, L.P., and Mercator Momentum Fund III, L.P., and such other holdings as may be reported therein.


Dated:  May 27, 2003


MERCATOR MOMENTUM FUND, L.P.

By: MERCATOR ADVISORY GROUP, LLC, its general partner

    By:  /s/ David F. Firestone
      -----------------------------------
      David F. Firestone, Managing Member


MERCATOR MOMENTUM FUND III, LP

By: MERCATOR ADVISORY GROUP, LLC, its
   general partner

    By:  /s/ David F. Firestone
      -----------------------------------
      David F. Firestone, Managing Member


MERCATOR FOCUS FUND, LP

By: MERCATOR ADVISORY GROUP, LLC, its
   general partner


    By:  /s/ David F. Firestone
      -----------------------------------
      David F. Firestone, Managing Member


MERCATOR ADVISORY GROUP, LLC


By:  /s/ David F. Firestone
     -----------------------------------
     David F. Firestone, Managing Member


/s/ David F. Firestone
--------------------------------------
David F. Firestone

                               Page 12 of 12 Pages